SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVATEL WIRELESS, INC.

(Name of Subject Company (Issuer))

INSEEGO CORP.

(Name of Filing Person (Offeror and Affiliate of Issuer))

5.50% Convertible Senior Notes due 2020

(Title of Class of Securities)

66987MAE9

(CUSIP Number of Class of Securities)

Lance Bridges

Senior Vice President, General Counsel and Secretary

Inseego Corp.

9605 Scranton Road, Suite 300

San Diego, CA 92121

(858) 812-3400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Teri O’Brien, Esq.

Paul Hastings LLP

4747 Executive Drive, 12th Floor

San Diego, CA 92121

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$111,600,000	$12,934.44

(1) Estimated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(2) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated based on the average of the bid and ask price for each $1,000 principal amount of the Novatel Wireless, Inc. 5.50% Convertible Senior Notes due 2020 (which are sought for exchange) (the “Novatel Wireless Notes”) on the over-the-counter market on December 6, 2016. The Transaction Valuation was calculated assuming that all outstanding Novatel Wireless Notes are being exchanged per the exchange offer for the 5.50% Convertible Senior Notes due 2022 of Inseego Corp.

(2) The registration fee has been calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,934.44	Filing Party: Inseego Corp.
Form or Registration No.: S-4	Date Filed: December 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Inseego Corp., a Delaware corporation (“Inseego”), with the Securities and Exchange Commission (the “SEC”), with a filing date of December 8, 2016, as amended on December 23, 2016 (as so amended or supplemented, the “Schedule TO”), relating to an offer by Inseego to exchange (such offer to exchange, together with the consent solicitation as described in the Schedule TO, the “Exchange Offer and Solicitation”) up to $120,000,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2022 to be issued by Inseego for up to $120,000,000 aggregate principal amount of 5.50% Convertible Senior Notes due 2020 issued by Novatel Wireless, Inc., a Delaware corporation and wholly owned subsidiary of Inseego. A Registration Statement on Form S-4 (File No. 333-214966) (the “Registration Statement”) relating to the exchange offer and related consent solicitation was filed with the SEC on December 7, 2016 and was declared effective by the SEC on January 4, 2017. The Exchange Offer and Solicitation is made upon the terms and subject to the conditions contained in the Prospectus, dated January 4, 2017 (the “Prospectus”), relating to the Registration Statement, and the related letter of transmittal and consent (the “Letter of Transmittal”), which are incorporated by reference as exhibits (a)(1) and (a)(3), respectively, hereto.

Only those items amended and/or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Prospectus, the Registration Statement, and the Letter of Transmittal.

This Amendment No. 2 is being filed consistent with the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

All information contained in the Prospectus and the Letter of Transmittal, and any amendments or any other supplements thereto relating to the Exchange Offer and Solicitation, are hereby expressly incorporated herein by reference in response to all items in this Amendment No. 2, except that the information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:

“The Exchange Offer and Solicitation expired immediately following 11:59 p.m., New York City time, on January 5, 2017 (the “Expiration Date”). On January 6, 2017, Inseego announced that holders of $119,750,000 aggregate principal amount of Novatel Wireless Notes, representing 99.79% of the principal amount of Novatel Wireless Notes outstanding upon commencement of the Exchange Offer and Solicitation were validly tendered and not validly withdrawn prior to the Expiration Date and had delivered consents to the proposed amendment to the Novatel Wireless Notes and the Novatel Wireless Indenture. All of the Novatel Wireless Notes validly tendered and not withdrawn have been accepted by Inseego for exchange pursuant to the terms of the Exchange Offer and Solicitation. An aggregate principal amount of $250,000 Novatel Wireless Notes will remain outstanding following the consummation of the Exchange Offer and Solicitation.

Inseego expects that the settlement of the Exchange Offer and Solicitation will occur on January 9, 2017.

As Inseego also received the necessary consents to amend the Novatel Wireless Notes and the Novatel Wireless Indenture, those Novatel Wireless Notes that will remain outstanding following the settlement of the Exchange Offer and Solicitation will be subject to the terms of a supplemental indenture implementing the amendments approved by the consenting holders.

The full text of Inseego’s press release relating to the announcement of the expiration and results of the Exchange Offer and Solicitation is incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Inseego on January 6, 2017.”

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Item 12. Exhibits.

The Exhibit Index attached hereto is incorporated by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSEEGO CORP.

Date: January 6, 2017	By:	/s/ Michael A. Newman
Michael A. Newman
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	Prospectus, dated January 4, 2017 (incorporated herein by reference to Inseego’s filing on January 5, 2017, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(2)	Notice to certain stockholders, dated November 8, 2016 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Inseego Corp. on November 9, 2016).

(a)(3)**	Letter of Transmittal and Consent.

(a)(4)	Form of Second Supplemental Indenture, between Novatel Wireless, Inc., Inseego Corp. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(5)	Form of Novatel Wireless, Inc.’s 5.50% Convertible Senior Note due 2020 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 10, 2015).

(a)(6)	Form of Indenture, between Inseego Corp. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(7)	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4 filed by Inseego Corp. on December 7, 2016).

(a)(8)*	Press Release, dated December 8, 2016.

(a)(9)	Press Release, dated December 12, 2016 (incorporated by reference to the Form 425 filed by Inseego Corp. on December 12, 2016).

(a)(10)	Investor Presentation (incorporated by reference to the Form 425 filed by Inseego Corp. on December 12, 2016).

(a)(11)	Press Release, dated January 6, 2017 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Inseego Corp. on January 6, 2017).

(b)	Not applicable.

(d)(1)	Indenture, dated as of June 10, 2015, between Novatel Wireless, Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 10, 2015).

(d)(2)	First Supplemental Indenture, dated November 8, 2016, among Novatel Wireless, Inc., Inseego Corp. and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.2 of the Current Report on Form 8-K filed by Inseego Corp. on November 9, 2016).

(d)(3)	Investors’ Rights Agreement, dated September 8, 2014, by and between Novatel Wireless, Inc. and HC2 Holdings 2, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on September 8, 2014).

(d)(4)	Warrant to Purchase Common Stock issued to HC2 Holdings 2, Inc., dated September 8, 2014 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on September 8, 2014).

(d)(5)	Warrant to Purchase Common Stock issued to HC2 Holdings 2, Inc., dated March 26, 2015 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on April 1, 2015).

(d)(6)	Amended and Restated Inseego Corp. 2000 Employee Stock Purchase Plan (incorporated herein by reference to Appendix A to the Form 14A filed by Novatel Wireless, Inc. on May 2, 2011).

(d)(7)	Amended and Restated Inseego Corp. 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed by Novatel Wireless, Inc. on August 9, 2007).

(d)(8)	Amended and Restated Inseego Corp. 2009 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Novatel Wireless, Inc. on June 20, 2016).

(d)(9)	Amended and Restated Inseego Corp. 2015 Incentive Compensation Plan (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-8 filed by Novatel Wireless, Inc. on October 1, 2015).

(d)(10)	Contribution Agreement, dated November 8, 2016, by and between Novatel Wireless, Inc. and Inseego Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Inseego Corp. on November 9, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO dated December 8, 2016.
**	Previously filed with the Schedule TO dated December 23, 2016.